U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C. 20549

                                FORM 12b-25
                        NOTIFICATION OF LATE FILING

Form 10-KSB [X]   Form 20-F [ ]   Form 11-K [ ]   Form 10-Q [ ]   Form N-SAR

For Period Ended: Fiscal year ended August 30, 1997

Part 1 - Registrant Information
-------------------------------

Full Name of Registrant:  CTC Cosmetics Holdings Company, Inc.
Former Name if Applicable:  The Westwind Group, Inc.

Address of Principal Executive Office:
   No. 80 Liu Tuang Road
City, State, Zip
   Pudong, Shanghai, China

Part II - Rules 12b-25 (b) and (c)
--------------------------------
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

x (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

Part III - Narrative
--------------------

State below in reasonable detail the reasons why Form 10-K, 20-F 11-K, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Accountants were unable to complete accurate financial statements.

Part IV - Other Information
---------------------------
 (1) Name and telephone number of person to contact in regard to this notification:

  Iwona Alami                     (714) 760-6880
------------------------------------------------------------
     (Name)                   (Area Code) (Telephone No.)

 (2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [x]yes  [ ]no

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [ ]yes  [x]no


                     ------------------------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 30, 1997                 By: /s/ Paul K.W. Tso
                                          ----------------------------
                                          Chief Executive Officer/Chairman